JOHN HANCOCK FUNDS III

AMENDMENT TO SUBADVISORY AGREEMENT

John Hancock Asset Management a division of Manulife Asset Management (US) LLC

AMENDMENT made as of this 26 day of June, 2017 to the Subadvisory Agreement dated January 1, 2014, as amended (the “Agreement”), between John Hancock Advisers, LLC, a Delaware limited liability company (the “Adviser”), and John Hancock Asset Management a division of Manulife Asset Management (US) LLC, a Delaware limited liability company (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1. CHANGE IN APPENDIX A

Appendix A of the Agreement relating to compensation of the Subadviser is replaced in its entirety by the attached Appendix A. Appendix A is amended to change the subadvisory fee for the International Value Equity Fund. This Amendment supersedes any prior amendment to the Agreement relating to compensation of the Subadviser.

2. EFFECTIVE DATE

This Amendment shall become effective on July 1, 2017, following approval of the Amendment by the Board of Trustees of John Hancock Funds III.

3. DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4. OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK ADVISERS, LLC

By:	/s/ Leo Zerilli
Name:	Leo Zerilli
Title:	Senior Vice President and
Chief Investment Officer

JOHN HANCOCK ASSET MANAGEMENT
A DIVISION OF MANULIFE ASSET MANAGEMENT (US) LLC

By:	/s/ Ken D’Amato
Name:	Ken D’Amato
Title:	CAO

APPENDIX A

The Subadviser shall serve as investment subadviser for the Portfolio(s) of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

	First	Next	Next	Excess over
	$100 million	$500 million	$400 Million	$1 billion
Portfolio	of Net Assets	of Net Assets	of Net Assets	of Net Assets
John Hancock International Value
Equity Fund	x.xxx%	x.xxx%	x.xxx%	x.xxx%

	First	Next	Next	Excess over
	$500 million	$500 million	$500 million	$1.5 billion
Portfolio	of Net Assets	of Net Assets	of Net Assets	of Net Assets
John Hancock Strategic Growth Fund	x.xxx%	x.xxx%	x.xxx%	x.xxx%

The Subadviser Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of each Portfolio. For purposes of determining net assets of each Portfolio and calculating the Subadviser Fee, the net assets of such Portfolio are determined as of the close of business on the previous business day of the Trust. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

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